TERYL RESOURCES CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED APRIL 29, 2009

The following discussion of the results of operations of Teryl Resources Corp. (“the Company”) for the third quarter ended February 28, 2009, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the fiscal year ended May 31, 2008.

Overall Performance

The Company is engaged in the acquisition, exploration and development of natural resource properties. The Company currently has mineral property interests in Arizona, Alaska and British Columbia. The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks Mining District, Alaska. The Gil joint venture, with Kinross Gold Corporation, is divided into several mineralized zones including the Main Gil and the North Gil. The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc., a subsidiary of the Company, owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims, subject to a 1% NSR to the State of Alaska, located in the Fairbanks Alaska mining district. Also through its subsidiary, Teryl, Inc., the Company owns 28 claim blocks, consisting of 602 acres in the Warren Mining District, Cochise County, Arizona.

Selected Interim Information

The following information is derived from our interim financial statements for the nine month periods ended February 28, 2009 and February 29, 2008 and the most recently completed financial year ended May 31, 2008:

	February 28, 2009	February 29, 2008	May 31, 2008
Net sales or total revenues	14,985	13,178	$30,749
Net loss before discontinued items or extraordinary items
- total	(301,645)	(368,771)	(1,142,796)
- per share – basic and diluted	(0.006)	(0.009)	(0.03)
Total assets	3,243,315	4,157,277	3,486,056
Total long-term financial liabilities	$nil	$nil	$ nil
Cash dividends declared per share	$nil	$nil	$ nil

Results of Operations

The following discussion of the results of operations of the Company for the third fiscal quarter ending February 28, 2009 and in comparison to the prior year should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the year ended May 31, 2008. The Company’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

The financial data has been prepared in accordance with Canadian GAAP and the significant accounting policies are stated in Note 3 to the financial statements, the reporting currency is Canadian dollars.

During the nine months ended February 28, 2009, the Company’s oil and gas operations had income of $14,985 compared to income of $13,178 for 2008. The Company currently has interests in three drilled wells in Kentucky, along with the three wells in Texas owned by its subsidiary, Teryl, Inc.

Results of Operations for the nine months ended February 28, 2009 as compared to the nine months ended February 29, 2008

General and Administrative Expenses

During the nine months ended February 28, 2009, the Company received $14,985 in revenues from operations as compared to $13,178 in revenues for the nine months ended February 28, 2008.

The Company realized a net loss of $301,645 compared to a net loss of $368,771 for the quarter ended February 29, 2008.  Audit, accounting and legal fees for the 2009 period decreased to $55,724 compared to $68,579 in 2008, due to a reduction in legal services required by the Company.  Filing fees and electronic data services decreased to $14,455 from $53,070 in 2008, as all of the costs associated with electronic filing to bring SEC filings up to date and registration on the Frankfurt Exchange occurred during the 2008 period. Publicity, promotions and investor relations expenditures decreased to $86,218 compared to $105,537 for the same period in 2008 due to reduced corporate promotion in order to raise private placement funds.  This also resulted in a decrease in travel and entertainment to $15,565 compared to $25,022 in 2008. Depletion amounts decreased to $nil compared to $23,414 in 2008 due to the write-down of the carrying values of the Company’s oil and gas properties.

Third Quarter
During the three months ended February 28, 2009, the Company received $2,131 in revenues from operations as compared to $4,748 in revenues for the three months ended February 29, 2008.

Administrative expenses for the three months ended February 28, 2009 totaled $67,383 as compared to $170,020 for the three months ended February 29, 2008. Publicity, promotion and investor relations decreased to $2,905 for the three months ended February 28, 2009 from $58,630 for the same period in 2008 due to reduced corporate promotion.  The gain on foreign exchange during the 2009 period was $5,434, compared to a loss of $4,879 during the three month period in 2008 due to fluctuations in the Canadian dollar.

Management and directors fees increased to $26,447 for the three months ended February 28, 2009 from $16,727 for the same period in 2008 due to increased management salaries and higher costs related to regulatory compliance.  Additionally, secretarial and employee benefits increased during the three months ended February 28, 2009 to $10,797 compared to $8,599 during the three months ended February 29, 2008 due to an increase in the cost of employee benefits.  Professional fees decreased during the 2009 period to $10,487 compared to $27,690 during 2008 due to a decrease in legal fees related to regulatory compliance.  Filing and regulatory fees decreased to $7,541 during 2009 from $16,507 in 2008 due to the additional costs during 2008 of filing historical 20-F’s and listing the Company on the OTC Bulletin Board.  Transfer agent fees decreased during the 2009 period to $1,098 compared to $2,917 in 2008 as a result of decreased stock transfer activity.  An allowance for depletion of gas wells was expensed in 2008 in the amount of $997, with $nil in 2009.  Oil and gas production and royalties decreased during the three months ended February 28, 2009 to $2,131 compared to $4,748 during the same period in 2008 due to increases in revenue over the prior period.

Financing Activities

The Company received net advances from related parties of $84,343 during the nine months ended February 28, 2009, compared to net repayments to related parties of $129,210 during the same period in 2008.

During the nine months ended February 28, 2009 the Company raised $nil through issuance of its common shares, compared to $1,147,907 during the nine months ended February 29, 2008.

Nature of the Company’s Operations

The Company is engaged in the acquisition, exploration and development of natural resource properties. The Company currently has mineral property interests in Arizona, Alaska and British Columbia. The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks Mining District, Alaska. The Gil joint venture, with Kinross Gold Corporation, is divided into several mineralized zones including the Main Gil and the North Gil. The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc., a subsidiary of the Company, owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims, subject to a 1% NSR to the State of Alaska, located in the Fairbanks Alaska mining district. Also through its subsidiary, Teryl, Inc., the Company owns 28 claim blocks, consisting of 602 acres in the Warren Mining District, Cochise County, Arizona.

Mining and Exploration Operations

Gil Mineral Claims

The Company owns a 20% interest in the Gil Mineral Claims. Kinross Gold Corporation owns the other 80% of the claims and Kinross acts as operator of the project. Kinross and the Company each contribute to annual exploration costs, if any, on an 80:20 ratio with net profits distributed in that same proportion in the event of production.

Kinross, as the operator of the Gil Mineral Claims, determines whether exploration work will occur from year to year.  No expenditures or annual exploration expenses were incurred by the Company during the fiscal years ended May, 2008 or 2007 as Kinross did not provide us with a formal Budget and work program for these fiscal years.  The Company was required to pay its 20% share of expenses during fiscal 2006, which amounted to $ 111,127 ($98,916 US).

In March, 2009, our joint venture partner, Fairbanks Gold Mining, Inc. (FGMI), a subsidiary of Kinross Gold Corporation, reported the Gil joint venture exploration summary.
The 2008 field season on the Gil Joint Venture claim block involved exploration of the Sourdough Ridge and Last Chance areas. At Last Chance, 103 soil samples were collected using a Bombardier-mounted auger. Soil samples were in-filled on the eastern part of the area previously sampled. At Sourdough Ridge, RC drilling (4,477 feet total) of nine holes was aimed at increasing the potential resource. RC holes were collared on promising targets identified from previous soil, trench, and drill results, and were predominantly aimed at intercepting mineralized calc-silicate horizons and quartz veins. Drill results from Sourdough Ridge are encouraging and are worthy of future work.

The goal of the Kinross-FGMI 2008 Gil Joint Venture (Gil JV) exploration program was twofold, 1) to drill ten RC exploration holes that could increase the potential resource of the claim block on Sourdough Ridge, and 2) to in-fill the existing soil sample grid on the Last Chance property. Drilling was focused on the crest of Sourdough Ridge, and holes were collared on promising targets identified from previous soil, trench, and drill results.

Work Accomplished in 2008

Sourdough Ridge-

Between August 13 and October 30, FGMI drilled 4,477 feet in nine holes, using a combination of hammer (shallow) and tri-cone (deep) bits. The drilling was designed to target soil anomalies or calc-silicate bodies identified through previous resource modeling. Assay analyses were done by Alaska Assay Laboratories using 50-gram fire assay for gold.

The best intersection from the 2008 drilling program from hole GVR08-505 included below:
Interval (feet)	Assay Results Opt/Au
80-100	20 feet of .022
120-145	25 feet of .018
230 - 250	20 feet of .021
265-275	10 feet of .026
375 - 415	40 feet of ..061

A US$1,644,000 2009 budget was approved by FGMI, on the Gil joint venture claims, as follows:

The 2009 Gil Project Exploration Program has three major goals:

1. Ground magnetometer survey concentrating on Sourdough Ridge.
2. Delineate mineralized zones and establish a resource base at Sourdough Ridge.
3. Expand resource at North Gil.

The goal of the 2009 program is to further delineate the strike extension of the mineralized zone, and to infill between step-out holes, in order to gain a better understanding of ore-zone continuity, and to establish a resource base. The 2009 work plan calls for ground geophysics, 10,000 feet of RC drilling, and 6,000 feet of HQ-NQ core drilling. Drillhole collar locations will be selected upon completion of the geophysical survey. In addition, samples will be collected for a preliminary column leach study.

The geophysical survey will begin in March 2009. The remainder of the program will begin in mid-April and will extend through the end of 2009. The bulk of the expenditures will be in 2Q and 3Q.

To date, a total of US$7,500,000 has been expended by the joint venture partners, with Teryl and Kinross accounting for 20% and 80% respectively of total expenditures.

West Ridge Claims

The West Ridge Property is made of 53 State mining claims held by the Company north of Fairbanks, Alaska, a distance of 22 miles by road.  The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed and later terminated. No field work was conducted on the West Ridge property during the fiscal years ended 2006, 2007 and 2008.

Fish Creek Claims

The Company owns a 50% joint venture interest in 30 State of Alaska mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, in the Fairbanks Mining District in Alaska, located 25 miles north of Fairbanks, Alaska.

These claims are subject to an option agreement with Linux Gold Corp. The Company may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement. The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure and by paying annual rental to the State of Alaska.  The Company is permitted to conduct exploration by drilling. The Company currently holds a valid exploration permit on the project. Additional permits for future work will be acquired from the Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers on an as-needed basis.

On January 25, 2008 the Company announced that it will be arranging a drill program on the Fish Creek claims in Alaska to test several gold geophysical anomalies, from the geophysical survey completed by Fugro Airborne Survey, Inc.  The drilling has been postponed due to lack of drills available in Alaska in 2008.

The technical disclosure for the Fish Creek Property is prepared under the supervision of Curt Freeman, a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

Gold Hill Property, Arizona

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profit royalty to the vendors, for the following considerations:

•	$5,655 ($ 5,000 US) for a 90 day option and $ 11,268 ($ 10,000 US) to complete a due diligence within 90 days (paid),
•	$7,000 ($ 6,000 US) paid January 5, 2007 to the Vendors, with $ 6,000 US payments to be made each quarter, (all required quarterly payments have been paid),
•	to complete a $ 50,000 US first phase exploration program conducted by the Vendors,
•	$ 250,000 US per year upon commencement of production.

On August 1, 2006 six additional unpatented lode mining claims were filed with the Arizona State office of the Bureau of Land Management on behalf of the Company. On October 16, 2006, the Company exercised its option and have a 10 year option to purchase up to a 10% net profit interest from the Vendors for US$1.5 million per 5% net profit interest, therefore, having an option on a 100% interest in the Bisbee, Arizona patented claims. The Gold Hill Project is located approximately 4.5 miles southeast of Bisbee Arizona in the Warren Mining District of Cochise County (Township 23 South, Range 25 East sections 25 30, 31, and 32). The Gold Hill Project consists of fourteen patented claims comprising 250 acres.

On July 3, 2008 the Company announced that it has terminated the principle agreement for the Gold Hill Prospect. Following compilation and review of results of mapping, geochemical sample results and drilling carried out to July 2008, it was determined that there was insufficient economic mineralization to justify further exploration expenditures. Property and exploration costs of $273,889 were written off.

The Company has staked 8 claims in Arizona (Cochise County).

Oil and Gas Properties

Jancik, C-S and Herrmann Wells, Fayette County, Texas

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.

Gas Wells, Knox County, Kentucky

On April 7, 2008, the Company entered into an agreement with IAS Energy, Inc., a company with common directors, to purchase 40% the remaining interest (subject to 40% net revenue interests to others), in the three gas wells located in Knox and Laurel Counties, Kentucky: the Ken Lee #1 (May 18/06) natural gas well for $103,045 ($92,500 US); in the Elvis Farris #2 (June 8/06) natural gas well for $104,461 ($92,500 US); and in the Clarence Bright #1 (July 31/06) natural gas well for $104,673 ($92,500 US).

In consideration, the Company received an initial payment of $25,000 and the balance was to be determined after an independent valuation report prepared by a qualified petroleum geologist.  Subsequent to the fiscal year ended May 31, 2008, both parties agreed to indefinitely suspend the agreement due to the difficulty of obtaining an independent valuation report due to the vertical fracture of the wells.  As such, the $25,000 paid to IAS will be applied against future revenue until the balance is fully depleted.

As there has been no determination as to the gas reserves done on any of the wells, the wells were being depleted straight-line over 10 years, which is their estimated pay-out term. However, due to new reporting regulations, these wells were written off at May 31, 2008, as there were no proven reserves.

The new operator, Young Oil and Gas, has recently gone into receivership.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue		Net Earnings (Loss)
	$		$		Per Share	Diluted per share
February 28, 2009		2,131		(65,557)	(0.001)	(0.001)
November 30, 2008		4,981		(130,375)	(0.003)	(0.003)
August 31, 2008		7,873		(105,713)	(0.002)	(0.002)
May 31, 2008		10,227		(770,438)	(0.02)	(0.02)
February 29, 2008		9,359		(165,272)	(0.0039)	(0.0039)
November 30, 2007		4,744		(124,427)	(0.003)	(0.003)
August 31, 2007		6,419		(79,072)	(0.002)	(0.002)
May 31, 2007		21,254		(249,648)	(0.0059)	(0.0059)

The changes in revenue during the above eight quarters are due to fluctuations in oil and gas prices.  The changes in net loss are due to availability of funds from share issuances and the timing of the receipt of supplier invoices for goods and services.  There is no seasonality in the company’s business except for mineral claim exploration and development being restricted to appropriate weather constraints.

The financial data has been prepared in accordance with Canadian GAAP and the significant accounting policies are stated in Note 1 to the financial statements, the reporting currency is Canadian dollars.

Liquidity and Capital Resources

Since its incorporation, the Company has financed its operations almost exclusively through the sale of its common shares to investors. The Company expects to finance operations through the sale of equity in the foreseeable future as it generates limited revenue from business operations. There is no guarantee that the Company will be successful in arranging financing on acceptable terms. To a significant extent, the Company’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from the Company’s exploration programs. The Company’s ability to attain its business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.
We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.
In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

The Company’s cash surplus at Feburuary 28, 2009 was $3,466, compared to a cash surplus of $215,294 at May 31, 2008.   There was a working capital deficit of $260,176 at February 28, 2009, compared to a working capital surplus of $77,837 at May 31, 2008.

The Company plans to continue raising funds through sale of capital stock, advances from related parties and through option agreements on its mineral properties.

Liquidity

During the nine months ended February 28, 2009, we financed our operations and received:

(i)	net advances from companies affiliated with the President of the Company in the amount of $84,343. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	revenue from oil and gas operations of $14,985.

Our cash position has decreased to $3,466 at February 28, 2009 as compared to $215,294 at May 31, 2008.

Related Party Transactions

Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $2,500 per month for management services.  The Company paid to SMR management fees totaling $22,500 in the nine month period ended February 28, 2009 (2008 - $22,500).  During the nine month period ended February 28, 2009, directors fees of $12,000 (2008 - $9,000) were paid to J. Robertson, President of the Company; administration consulting fees totaling $19,800 (2008 - $3,500) were paid to J. Lorette, a director of the company, and fees of $8,550 (2008 - $2,325) were paid to M. Van Oord, Chief Financial Officer and a director of the company.  Fees of $10,600 (2008 - $7,570) were paid to KLR Petroleum, Inc. for administration of the Company’s payroll and benefit plan.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and costs is provided in the Company’s Consolidated Statements of Operations and Deficit contained in its Consolidated Financial Statements for May 31, 2008.

See the Consolidated Schedules of Deferred Exploration and Development Expenditures and Note 7 to the Consolidated Financial Statements for May 31, 2008 for full disclosure of deferred mineral property exploration and development costs and changes on a property by property basis. See the Consolidated Statements of Operations and Deficit for May 31, 2008 for a breakdown of the material components of the General and Administration expenses.

Outstanding Share Data

The Company’s authorized share capital consists of:

100,000,000	Common shares without par value
5,000,000	Preferred shares with a $1 par value.

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.

As of February 28, 2009, 49,587,528 common shares were issued and outstanding. There were no preferred shares issued. A total of 2,715,000 warrants were outstanding at February 28, 2009, which entitle the holder to purchase one common share at an exercise price of $0.25 expiring on August 30, 2009.
Options outstanding at February 28, 2009 are as follows:

Exercise price ($)	Number of Shares	Expiry Date

0.15	40,000	March 5, 2009
0.18	25,000	November 2, 2011
0.15	1,650,000	April 24, 2012
0.22	25,000	November 7, 2012
0.21	75,000	March 10, 2013

	1,815,000

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to management including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s CEO and CFO have concluded, based on their evaluation as of the end of the year, that the disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by others. It should be noted that while the Company’s CEO and CFO believe that the disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company has assessed the design of the internal control over financial reporting and during this process the Company identified a certain weakness in internal controls over financial reporting which is as follows:

• Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties.

The weakness in the Company’s internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management  and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Caution on Forward-Looking Statements

Certain statements contained in this quarterly report on Form 51-102F1 constitute "forward-looking statements." These statements, identified by words such as “plan,” "anticipate," "believe," "estimate," "should," "expect" and similar expressions include our expectations and objectives regarding our future financial position, operating results and business strategy. These statements reflect the current views of management with respect to future events and are subject to risks, uncertainties and other factors.  The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and those described in the Company’s Form 20-F for the fiscal year ended May 31, 2008, and other current reports, filed with the Securities and Exchange Commission, available at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com